September 23, 2021

Mr. Gary Newberry

Ms. Mary Mast

Office of Life Sciences

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Re:	PTC Therapeutics, Inc. Form 10-K for the Fiscal Year Ended December 31, 2020 Filed February 25, 2021 File No. 001-35969

Dear Mr. Newberry and Ms. Mast:

This letter is submitted on behalf of PTC Therapeutics, Inc. (the “Company” or “PTC”) in response to written comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in the letter dated August 26, 2021 with respect to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2020, as filed with the Commission on February 25, 2021 (the “2020 Form 10-K”). The Staff’s comments are reproduced below and the Company’s corresponding responses follow accordingly.

Form 10-K for the Fiscal Year Ended December 31, 2020

Net product revenue, page 153

1.	Quantify in future filings the changes in each significant product and discuss the reason for the changes. Consider including a table of product revenue by product that is reconciled to Net product revenue on the face of the financial statements.

Response: The Company confirms that in future filings it will specifically quantify the changes in revenue for each significant product and will discuss the reason for the changes. The Company notes that some of this information is already contained in the 2020 Form 10-K, including the reason for changes in net product revenue. The Company proposes that going forward in the referenced section, it will disclose the year over year changes, and reason for such change, for overall product revenue as well as broken out for each significant product. The Company will consider including a table of product revenue by product, once it has additional significant products such that a table would be useful. At this time, with only two significant products, the Company believes that such a table would be of minimal incremental benefit.

Notes to consolidated financial statements

2. Summary of significant accounting policies

Segment and geographic information, page 179

2.	Please disclose in future filings the geographic revenue information required by ASC 280-10-50-41 or tell us why the disclosure is not required. In this regard, we note the disclosure of U.S. product sales on page 217, but the remaining revenue is not broken down by country.

Response: The Company advises the Staff that, pursuant to ASC 280-10-50-41, the Company included in the 2020 Form 10-K disclosure of revenues from external customers for its country of domicile and for those attributable to all other countries in total. The Company agrees that, if material, separate disclosure is required for each individual foreign country under ASC 280-10-50-41. For fiscal year 2020, the Company did not consider the revenue of any individual foreign country to be material and therefore did not provide further breakdown by country. However, if, in future years, the Company deems the revenue of any individual foreign country material, it will provide the necessary disclosure as required.

6. Leases, page 203

3.	You state that on June 19, 2020 you entered into a commercial manufacturing service agreement for a term of 12.5 years for which you concluded the agreement contains an embedded lease. You also state that given the embedded finance lease is designed for the production of PTC’s AADC program and would not have an alternate use outside the PTC gene therapy platform you determined the lease should be treated as research and development expense under ASC 730. Accordingly, you expensed the present value of all guaranteed future cash payments of $41.4 million in 2020. Please tell us and disclose in future filings the following:

•	Provide us an analysis of the basis for your accounting treatment under ASC 842.

•	Clarify if the $41.4 million was expensed as research and development or recorded as a Right-of-Use Asset (ROU) as referenced on page 204.

•	If the $41.4 million is included as a ROU asset on your balance sheet, please tell us where the amount is presented.

•	Clarify if the Finance lease liability on the balance sheet relates to the manufacturing service agreement.

•	If the $41.4 million is determined to be properly accounted for as a research and development expense, tell us why recognition in the current year, instead of over the term of the agreement is appropriate.

Response:

PTC entered into a Commercial Manufacturing Service agreement (the “Agreement”) with the University of Massachusetts (“MassBio” or “MassBiologics”) on June 19, 2020. PTC determined that the Agreement included an embedded lease. The Agreement identifies certain manufacturing rooms of the SouthCoast Facility as PTC’s dedicated space. PTC determined the lease of the dedicated space commenced as of the execution of the Agreement on June 19, 2020 for a term of 12.5 years through December 31, 2032.

PTC benefits directly from the dedicated space, which is the lease component, and the right of use is highly dependent on other services / rights in the Agreement, which are non-lease components. As disclosed in Footnote 2, Summary of significant accounting policies, of the 2020 Form 10-K, PTC accounts for the lease component and the associated non-lease components as a single component under Accounting Standards Codification (ASC), Leases, 842-10-15-37. Finally, the present value of the sum of the lease payments was determined to exceed the fair value (as determined by a third-party valuation firm) of the underlying lease assets associated with the contractual agreement, as such, the finance lease criteria was met. PTC initially recognized a finance ROU asset and finance lease liability in accordance with ASC 842.

PTC evaluated the leased asset which is designed for the production of PTC’s AADC program and determined that the ROU assets would not have an alternate use outside the PTC gene therapy platform without incurring significant costs and modifications to the contract with MassBio. Per ASC 730, the costs of materials, equipment, or facilities that are acquired or constructed for a particular R&D project and that have no alternative future uses (in other R&D projects or otherwise) and therefore no separate economic values are R&D costs at the time the costs are incurred. There is often a high degree of uncertainty about whether R&D expenditures will provide any future benefits. ASC 730 states the general lack of discernible future benefits at the time R&D costs are incurred indicates that the immediate recognition principle of expense recognition should apply. As such, PTC evaluated ASC 730, determined that the lease should be treated as research and development expense and expensed the $41.4 million ROU assets in fiscal year 2020. The finance lease liability did not change as a result of the accounting treatment for ASC 730.

Finally, PTC confirms that the finance lease liability on the balance sheet relates to the Mass Bio contract and will clarify its disclosures in the future to make it clear that the liability relates to that Agreement.

The following is a portion of PTC’s prior year end lease disclosure updated to show how PTC plans to enhance our disclosures in our future filings:

On June 19, 2020, the Company entered into a commercial manufacturing service agreement for a term of 12.5 years with MassBiologics of the University of Massachusetts Medical School ("MassBio"). The agreement will expire on December 31, 2032 unless the Company terminates it with 24 months prior written notice to MassBio. Pursuant to the terms of the agreement, MassBio agreed to provide the Company with certain dedicated space for its gene therapy AADC program. The Company concluded that the agreement contains an embedded lease as the Company controls the use of the four dedicated rooms and the equipment therein. The agreement included guaranteed lease payments of $15.0 million at the onset of the agreement and $3.0 million annually thereafter. The present value of the guaranteed lease payments was determined to be $41.4 million, which exceeded the assessed fair value of the Company’s share of the building. Therefore, the Company determined that the agreement was a finance lease, for which the Company recorded a finance lease ROU asset and corresponding finance lease liability at the onset of the lease agreement. Given that the leased asset is designed for the production of PTC’s AADC program and would not have an alternate use outside the PTC gene therapy platform without incurring significant costs, the Company determined that the lease should be treated as research and development expense under ASC 730. Accordingly, the full $41.4 million relating to the finance lease ROU asset was written off and expensed to research and development during the year ending December 31, 2020. The remaining balance for the finance lease ROU asset related to this arrangement is $0 as of December 31, 2020. As of December 31, 2020, the balance of the finance lease liabilities- current and finance lease liabilities- non-current are $1.3 million and $23.1 million, respectively, and are directly related to the Company’s MassBio agreement. Additionally, during the year ending December 31, 2020, the Company recorded finance lease costs of $0.9 million related to interest on the lease liability.

* * *

Thank you for your consideration of our response to your comments. Should the Staff have additional questions or comments regarding the foregoing, please do not hesitate to contact the undersigned at (908) 912-9327.

Sincerely,

PTC Therapeutics, Inc.

/s/ Emily Hill
Emily Hill
Chief Financial Officer